Exhibit 21.1

List of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation or Organization	Ownership
Intelligent Bio Solutions (APAC) Pty Ltd (Formerly GBS (APAC) Pty Ltd.)	New South Wales, Australia	98.96%
GBS Operations Inc.	Delaware	100%
Intelligent Fingerprinting Limited	England and Wales	100%